SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 28, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated April 28, 2011, the Company reported that the Board of Directors called an Extraordinary General Shareholders’ Meeting to be held on May 26, 2011 at 12:00, at Moreno 809 Hotel Intercontinental, in the City of Buenos Aires, i.e., a location other than its registered office, to consider the following agenda:

1) Appointment of two shareholders to undersign the minutes of the shareholders’ meeting.

2) Within the framework of the capital increase to be considered by the shareholders’ meeting of Alto Palermo S. A. (APSA), discussion of the alternatives available in connection with the conveyance of the convertible notes (Obligaciones Negociables) issued by APSA and maturing in the year 2014, subject to the consummation of APSA’s capital increase. Consideration, if applicable, of said alternatives, including, without limitation, a repurchase offer and establishment of the minimum and maximum limits for such conveyance, course of action in the event of a call to a noteholder meeting for amending one or more terms and conditions of issuance. Delegations and authorizations.

3) Given the decision made by our controlled company Alto Palermo S.A. (APSA) to re-open its capital stock, as resolved by its shareholders’ meeting called for May 26, 2011, consideration of the procedure to be followed by IRSA vis-á-vis the availability of its current preemptive right and accretion right in a manner such as to facilitate such re-opening without IRSA losing its capacity as controlling shareholder. Alternatives to be considered as regards a sale, assignment, or any other type of conveyance, for valuable consideration or not, and its various manners and modalities, in connection with the preemptive and accretion rights, leading to the consummation of APSA’s capital stock re-opening. Delegations and authorizations.

4) Delegation to the Board of Directors of the manner of structuring the motions and grant of a power of attorney to take place during APSA’s shareholders’ meeting and/or during a possible adjournment thereof, as mentioned in the applicable point of the agenda and as regards its capital stock increase. Delegations and authorizations.-

5) Consideration of the payment of dividends, solely in cash, arising from the unappropriated retained earnings as of June 30, 2010 and/or total or partial reversal of voluntary reserves, as decided by the Shareholders’ meeting. Delegation to the Board of Directors and authorizations.-

Note: The Company’s book-entry registry is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, to be able to attend the Shareholders’ Meeting, shareholders must obtain an acknowledgment of the account of book-entry shares kept by CVSA and deposit such acknowledgment at Florida 537 Floor 18, Autonomous City of Buenos Aires, (4322-0033) from 10:00 am to 6:00 pm no later than May 19, 2011. Depositors will be furnished with the vouchers for admission to the Shareholders’ Meeting. In order to discuss points 2 to 4 of the agenda, the meeting will session as an extraordinary meeting and 60% quorum will be required.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: April 29, 2011